

May 1, 2007

Room 7010

Charles J. Daley, Jr.
Chief Financial Officer, Senior Vice President and Treasurer
Legg Mason, Inc.
100 Light Street
Baltimore, MD 21202

> **Re: Legg Mason, Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2006**
> **Forms 10-Q for the Fiscal Quarters Ended December 31, 2006**
> **File No. 001-08529**

Dear Mr. Daley:

We have reviewed your response letter dated April 13, 2007 and have the following comment. Where indicated, we think you should revise your document. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended March 31, 2006

Supplemental Financial Information, page 43

1. We note your response to prior comment 1 with regards to "cash income from continuing operations" as a performance measure. Your proposed revisions to your disclosure do not appear to provide a comprehensive discussion that identifies the substantive reasons why you believe your non-GAAP measure provides useful information to investors. Your response and revised disclosure should specifically address the following:

    - Discuss the substantive reasons and economic substance behind your decision to use this measure.
    - Discuss the material limitations associated with the measure for each item (e.g. stock-based compensation and amortization and deferred taxes related to intangibles) that is excluded and how management compensates

for these limitations when using "cash income from continuing operations."

- Discuss the manner in which management compensates for these limitations when using this non-GAAP measure.

Refer to Questions 8 and 9 of *Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures*.

You may contact Melissa Rocha at (202) 551-3854 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Branch Chief